

Mail Stop 4561

February 8, 2007

Dominc P. Orr, Chief Executive Officer
Aruba Networks, Inc.
1322 Crossman Ave.
Sunnyvale, CA 94089

> RE: **Aruba Networks, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-138121**
> **Date Filed: January 24, 2007**

Dear Mr. Orr:

We have reviewed your amended filing and have the following comments.

General

1. Please update the financial information contained in your registration statement pursuant to Rule 3-12 of Regulation S-X as necessary.

2. We note that you have requested confidential treatment for entire responses to certain comments of our letter dated January 11, 2007 pursuant to Rule 83 of the Commission's Rules on Information and Requests. Certain redactions pursuant to such request, however, do not appear appropriate. For example, it does not appear that your entire response to comment 1 of our letter dated January 11, 2007 requires confidential treatment. Accordingly, please review your response letter dated January 24, 2007 and redact only those portions to which you determine confidential treatment to be truly necessary or advise us otherwise. Please refile your response letter dated January 24, 2007 subject to your revised request for confidential treatment pursuant to Rule 83, if appropriate.

Request for Confidential Treatment

3. Staff comments on your application for confidential treatment relating to certain portions of Exhibits 10.15 and 10.16 will be provided by separate letter. Please be advised that these comments will need to be resolved prior to effectiveness of your registration statement.

Prospectus Summary, page 1

4. We note your response to comment 4 of our letter dated January 11, 2007. Please disclose the specific quantitative and qualitative criteria you used when determining the customers to identify in your prospectus.

Risk Factors

Our contract manufacturer, Flextronics, purchases some components ..., page 10

5. We note your revised disclosure in response to comment 6 of our letter dated January 11, 2007. Please elaborate in quantitative terms on the materiality to your business of Atheros and Broadcom as component suppliers for your products. For example, please disclose the portion of your revenue or business represented by the products that incorporate Atheros and Broadcom components and the degree to which alternative suppliers are available.

We sell a majority of our products through VARs, distributors and OEMs..., page 10

6. We note your disclosure regarding the importance of indirect channel sales to your business and the "significant amount" of revenues derived from such sales. Accordingly, please provide quantitative disclosure to the extent practicable, whether they are estimates or otherwise, of the significance of indirect channel sales to your business. Such disclosure provides an accurate context for investors to understand your risk factor.

7. Refer to comment 7 of our letter dated January 11, 2007. Your arrangement with Alcatel-Lucent currently contributes to a significant share of your revenue. In this regard, we note that sales to Alcatel-Lucent accounted for 15 and 18 percent of your total revenues for the year ended July 31, 2006 and three months ended October 31, 2006, respectively. We further note that you are restricted from entering into arrangements with certain other channel partners without the prior consent of Alcatel-Lucent. Such a provision suggests that your Alcatel-Lucent arrangement has significance to your business. In light of the foregoing, we continue to believe that the Alcatel-Lucent agreement should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

8. In light of the significance your Alcatel-Lucent arrangement has to your business, please provide a materially complete description of the terms of the agreement with Alcatel-Lucent here or elsewhere, as appropriate.

Management's Discussion and Analysis, page 28

9. We note your response to comment 11 of our letter dated January 11, 2007. We particularly note your disclosure that "a significant portion of [y]our cost of revenues consists of payments to Flextronics." We believe that quantitative disclosure to the extent possible, whether they are estimates or otherwise, of the portion of your cost of revenues attributable or share of payments to Flextronics is important to investors in obtaining a materially complete understanding of your relationship with Flextronics. Please revise as appropriate.

Our Relationship with Microsoft, page 31

10. We note your response to comment 13 of our letter dated January 11, 2007. Please advise us of the reason for deleting your reference to a technology collaboration agreement with Microsoft.

Critical Accounting Policies

Stock-Based Compensation, page 31

11. We note your response to comment 16 of our letter dated January 11, 2007 and your reference to the disclosure in Note 10. We have reviewed your response and believe that your disclosure in Note 10 on page F-29 does not include the appropriate information as noted in paragraph 179 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). Additionally, we do not believe that your current disclosure reflects the intent of the Practice Aid. Revise your disclosure to include the number of options or shares granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts) for options granted subsequent to November 2005 through the date of your most recent amendment. This disclosure should include all option grants and should not be limited to only those options granted at less than fair value. Please revise accordingly.

12. We also note in your response to comments 16 and 17 of our letter dated January 11, 2007, that beginning in February 2006, you began obtaining contemporaneous valuations from an unrelated valuation specialist coinciding with each stock option grant. We also note the revisions to your disclosure on page F-29 that

references an unrelated valuation specialist in your discussion of the fair value of your common stock. Your current disclosure appear to indicate that you are attributing the determination of fair value to the unrelated valuation specialist. As a result, you must disclose the name of the valuation firm and include their consent. Alternatively, you may modify your disclosure to indicate that the responsibility for determining the value rested with you and the valuation report was used as part of your analysis. Please revise or delete these references. Refer to Rule 436(b) under Securities Act.

13. We note your disclosure on page 32 where you indicate that during fiscal 2004, 2005 and 2006, you estimated the fair market value of your common stock based upon several factors including milestones attained in your business and subsequent rounds of financing. Your response to our comment 17 provides a more in depth discussion of the specific events considered. Please revise your disclosure to include a more detailed discussion of such factors and their impact on your reassessed fair value estimates.

14. We further note that one of the factors considered in the board's valuation was the prices at which redeemable convertible preferred stock was issued and sold by you to outside investors in arms'-length transactions. Please provide more information as to how you considered the rights and preferences of the preferred stock in determining the value of your common stock and tell us the method used to value the preferred stock preferences. In this regard, we note that you entered into Series D stock purchase agreements in September 2005 but did not issue such shares until December 2006 after your received the requisite stockholder approvals. Was the $6.54 stock price already established when you entered into the September 2005 agreements? If so, tell us how you considered the valuation of the rights and preferences of the Series D preferred stock in the analysis of your common stock at both September 2005 and December 2006.

15. We note your response to comment 20 of our letter dated January 11, 2007 and your discussion of the methods and assumptions used in fair valuing your common stock beginning in February 2006. Revise your disclosures in management's discussion and analysis to clearly state that you obtained contemporaneous valuations from an unrelated valuation specialist for each stock option grant subsequent to February 2006. Also, revise to include a discussion of the methods used in such valuations and the assumptions applied and the changes in such assumptions (i.e., volatility, discount rate, marketability discount rate) that contributed to the increase in the valuations.

Business

Industry Background, page 47

16. In response to comment 23 of our letter dated January 11, 2007, you inform us that the IDC and Gartner reports are publicly available on a subscription basis. Since it appears that the reports are available at costs that exceed a nominal charge, you should provide the consents of IDC and Gartner pursuant to Rule 436 under the Securities Act as exhibits to the registration statement or adopt the information as the your own.

Consolidated Financial Statements

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition, page F-10

17. Please refer to comment 29 of our letter dated January 11, 2007. We have reviewed your response and note that rights to upgrades and enhancements on a "when and if" available basis is part of your support agreements and only relate to the underlying software. Additionally, we also note in your response that customers do not have the right to get improved versions of your hardware products. Clarify whether your customers have the right to improved versions of your software as part of your support agreements (e.g., version 4.0 to 5.0, etc.) or whether the upgrades and enhancements only relate to the current version of the software purchased.

18. Please refer to comments 30 and 33 of our letter dated January 11, 2007. We note in your response that for contracts with PCS terms beyond one year, you established VSOE by multiplying the fair value of the one-year PCS agreement by the term included within the contract in accordance with TPA 5100.52. We also note in your response that since you are not using contractual renewal rates to determine VSOE of fair value for PCS, there is no need to evaluate whether a renewal rate is substantive. However, regardless of whether you are using contractual renewal rates or not, we believe that you need to evaluate whether the renewal amount and terms are substantive. As a result, for contracts with initial PCS terms beyond one year, tell us (1) how you considered the economic life of the software in relation to the initial bundled PCS period and (2) how you considered the aggregate PCS renewal term (i.e., total economic life of the software less the initial bundled PCS term) in relation to the initial bundled PCS term, in determining such renewal amounts and terms are substantive.

19. We note your response to comment 31 of our letter dated January 11, 2007 and your disclosures on page F-11 where you indicate that "[b]eginning in the second quarter of fiscal 2006, the Company established VSOE of fair value at the outset of its arrangements as it established new support and services pricing policy, with different service and support offerings than were previously sold and began selling support services separately from its arrangements in the form of support renewals." Confirm that all new multiple-element arrangements entered into beginning in this period included these new support services with the initial bundled arrangement and tell us how these service offerings differed from the services offered in contracts prior to the second quarter of fiscal 2006. We further note in your response to comment 30 of our letter dated January 11, 2007 you were able to conclude there was consistency in your pricing of PCS when analyzing the population for which PCS was sold separately. Tell us when you began offering these support renewal contracts. Tell us when the VSOE analysis was performed and tell us the number of contracts included in the population tested. If you only began selling PCS renewals separately in the second quarter of fiscal 2006, then help us to understand how you were able to simultaneously establish VSOE. Also tell us how often you perform an analysis with regard to VSOE of PCS.

Stock-Based Compensation, page F-11

20. Please refer to comment 38 of our letter dated January 11, 2007. We have reviewed your response and note that you reassessed your volatility assumptions during fiscal 2006 by estimating your expected volatility based on reported market value data for a peer group of publicly traded companies for which historical information was available. Revise your disclosure to include a discussion of the changes in assumptions during the periods presented. Refer to Topic 14.D. of SAB 107.

Note 6. Deferred Revenue, page F-19

21. Please refer to comment 39 of our letter dated January 11, 2007. We have reviewed your revisions on pages 37 and F-19 and reissue part of our previous comment. Please disclose the amount of long-term deferred revenue expected to be recognized each year.

Note 9. Common Stock, page F-25

22. We note your response to comment 42 of our letter dated January 11, 2007 where you indicate that you applied the guidance in Issue 6 of EITF 01-9 in accounting for the shares issued to Microsoft. While we note that you have an obligation to issue shares valued at either $3.5 million upon an effective initial public offering

or $5.0 million if there were a change in control prior to the initial public offering, it is not clear based on your response what Microsoft's obligations are in order to receive this consideration. Please explain and provide further analysis to support your application of Issue 6 of EITF 01-9 to this arrangement. Alternatively, tell us how you considered the guidance in paragraph 7 of EITF 01-9 and how you determined that this transaction does not fall within the scope EITF 00-21.

23. Please refer to comment 43 of our letter dated January 11, 2007. We note that you considered the guidance in Issue 33(b) of EITF 00-23 although upon adoption of SFAS 123(R), certain matters covered in EITF 00-23 are nullified and you believe that SFAS 123(R) does not specify a required balance sheet classification for the exercise price paid for options prior to vesting. It is not clear, however, how you applied the guidance in Issue 33(b) of EITF 00-23 prior to adopting SFAS 123(R) and whether you believed, based on such guidance, that these awards should have been classified as liabilities or equity. Please explain and based on such conclusions, tell us how you considered the transition guidance in paragraph 79 of SFAS 123(R). Additionally, since your repurchase right equals the original exercise price of the options, it appears the repurchase feature permits the option holder to avoid bearing both the risks and rewards normally associated with equity share ownership. In this regard, tell us how you considered paragraph 31 of SFAS 123(R) in determining that equity classification related to options subject to repurchase by you is appropriate.

24. Please refer to comment 44 of our letter dated January 11, 2007. We have reviewed your revision to the disclosure on page F-12 and note that you have not provided the disclosure required under paragraph A240(c)(2) of SFAS 123(R). Revise your disclosure to include the total intrinsic value of options exercised and the total fair value of shares vested for each period presented.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Daniel Lee at (202) 551- 3477. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,



for Barbara C. Jacobs
Assistant Director

cc.   David J. Segre, Esq.
        Wilson Sonsini Goodrich & Rosati
        by facsimile at 650-493-6811